UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                           GRUPO ELEKTRA, S.A. DE C.V.
                                (Name of Issuer)

                         COMMON STOCK, WITH NO PAR VALUE
                         (Title of Class of Securities)

                                    40050A201
                                 (CUSIP Number)

                           MR. RICARDO SALINAS PLIEGO
                      EDIFICIO PARQUE CUICUILCO (ESMERALDA)
                          AV. INSURGENTES SUR, NO. 3579
                           COL. TLALPAN LA JOYA 14000
                                   MEXICO D.F.
                          TEL. NO.: 011-52-55-1720-7805
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                 AUGUST 25, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

                                Page 1 of 5 Pages

CUSIP NO. 40050A201                                                  PAGE 2 OF 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Ricardo Salinas Pliego

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)
         (b)

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

                [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United Mexican States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    30,543,984
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          72,724,251
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,724,251

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 40050A201                                                  PAGE 3 OF 5

                  This Amendment No. 2 to Schedule 13D relates to the common stock, with no par value (the "Common Stock"), of Grupo Elektra, S.A. de C.V. (the "Company"), a corporation organized and existing under the laws of the United Mexican States ("Mexico"). Responses to each item below are incorporated by reference into each other item as applicable. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

Item 1.  SECURITY AND ISSUER.

                  No material change.

Item 2.  IDENTITY AND BACKGROUND.

                  No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change.

Item 4.  PURPOSE OF TRANSACTION.

                  No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by the addition of the following:

(a) As of the date hereof, Mr. Ricardo Salinas Pliego has acquired 30,543,984 Common Shares and will receive 8,879,425 Common Shares and has the right to acquire a further 33,300,842 Common Shares. As a result, Mr. Ricardo Salinas Pliego may be deemed to beneficially own 72,724,251 Common Shares representing 30.7% of the Common Shares of the Company. As set forth in the Issuer's Form 20-F, on February 18, 1994, Mr. Ricardo Salinas Pliego, through a Directors, Senior Management and Employees Stock Option Plan (the "Stock Option Plan"), received the right to acquire 3,159,900 Common Shares of the Company. These options vested from time to time between February 28, 1995 and August 25, 2000 in accordance with the rules of the Stock Option Plan and are exercisable at any time.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         See Item 5 for disclosure on the Stock Option Plan.

CUSIP NO. 40050A201                                                  PAGE 4 OF 5


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.

CUSIP NO. 40050A201                                                  PAGE 5 OF 5

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2004



                                RICARDO SALINAS PLIEGO



                                By: /s/ Francisco Borrego
                                    ---------------------------
                                    Name:  Francisco Borrego,
                                    Title: Attorney-in-Fact